P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 APR 23 AM 11:14

SUPPL

11 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02028600

82-2083

Dear Sirs

BOARD ANNOUNCEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

dlw 4/23

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

82-2083

P&O

Press Release

11 April 2002

BOARD ANNOUNCEMENT

P&O announces that Richard Hein will be retiring from the Board as from this year's Annual General Meeting on 17th May. He will also be standing down as Managing Director of P&O Australia Ltd but will continue as non-executive Chairman.

Richard Hein has had a distinguished career with P&O. He joined the company in 1965, becoming Managing Director of P&O Australia in 1990 and Chairman in 1998. He was appointed to the P&O Board in 1998.

Paying tribute to Mr Hein, P&O Chairman Lord Sterling said: "Richard has been closely involved in the development of businesses that are central to P&O today. He has made an excellent contribution over many years and I am pleased that he will be continuing in the role of Chairman of P&O Australia."

Further Information: Peter Smith, Director, Communications and Strategy, P&O
Tel: 020 7930 4343

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73